UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MATTERSIGHT CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

577097108

(CUSIP Number)

Anthony O. Pergola, Esq.

Richard Bernstein, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(646) 414-6842

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 577097108

1.          Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Investor Growth Capital, LLC

2.          Check the Appropriate Box if a Member of a Group (See Instructions):

             (a)

             (b)

3.          SEC Use Only

4.          Source of Funds (See Instructions):        WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.         Citizenship or Place of Organization: State of Delaware

             Number of                                         7. Sole Voting Power:                2,638,537*

             Shares Beneficially                           8. Shared Voting Power:                         0*

             Owned by

             Each Reporting                                 9. Sole Dispositive Power:         2,638,537*

             Person With                                    10. Shared Dispositive Power:                  0*

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 2,638,537*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions):                                                                  Not Applicable

13.        Percent of Class Represented by Amount in Row (11):                      11.9%*

14.        Type of Reporting Person (See Instructions):        HC

*As of August 1, 2014 (the “Filing Date”), IGC Fund VI, L.P., a Delaware limited partnership (the “Fund”), holds 2,638,537 shares of common stock, $0.01 par value per share (the “Common Shares”) of Mattersight Corporation, a Delaware corporation (the “Company”). Investor Growth Capital, LLC, a Delaware limited liability company (the “General Partner”), is the general partner of the Fund, and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund. The General Partner is controlled by a Board of Directors consisting of Michael V. Oporto, Stephen Campe and Lennart Johansson. Messrs. Oporto and Campe are citizens of the United States of America and Mr. Johansson is a citizen of the Kingdom of Sweden. Based upon information set forth in the Company’s Current Report filed on Form 8-K (the “July 24, 2014 Form 8-K”) filed with the United States Securities and Exchange Commission on July 24, 2014, and assuming the issuance of additional Common Shares pursuant to that certain Common Stock Purchase Agreement, dated as of July 23, 2014, by and between the Company and certain investors (the “Purchase Agreement”) as more fully described in the July 24, 2014 Form 8-K, there were 22,169,095 Common Shares issued and outstanding as of July 23, 2014. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the General Partner is deemed to beneficially own 11.9% of the issued and outstanding Common Shares of the Company as of the Filing Date. In addition to the Common Shares held by the Fund and deemed beneficially owned by the General Partner, an agent retained by an affiliate of the General Partner and a member of the Company’s Board of Directors, Mr. Philip R. Dur, holds options to acquire Common Shares and, in addition, may hold Common Shares or other securities convertible into Common Shares. Mr. Dur separately files statements pursuant to Section 16 of the Act with respect to such options and securities. Pursuant to Rule 13d-4 under the Act, the General Partner disclaims the beneficial ownership of any of the Company’s securities held by Mr. Dur.

Item 3.             Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by deleting such item in its entirety and substituting the following in lieu thereof:

All of the funds used in making the purchase of the Common Shares described in this Schedule 13D Amendment No. 1 came from the assets of the Fund. The aggregate amount of funds used to make the purchases of the Common Shares described in this Schedule 13D Amendment No. 1 was $500,000.30.

Item 4.             Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended by deleting such item in its entirety and substituting the following in lieu thereof:

The acquisition of the securities referred to herein is for investment purposes. An agent retained by an affiliate of the General Partner and a member of the Company’s Board of Directors, Mr. Philip R. Dur, holds options to acquire Common Shares and, in addition, may hold Common Shares or other securities convertible into Common Shares. Mr. Dur separately files statements pursuant to Section 16 of the Act with respect to such options and securities. Pursuant to Rule 13d-4 under of the Securities Exchange Act of 1934 (the “Act”), the General Partner disclaims the beneficial ownership of any of the Company’s securities held by Mr. Dur.

Except as otherwise set forth in this Schedule 13D, the General Partner has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

Based upon information set forth in the Company’s Current Report filed on Form 8-K (the “July 24, 2014 Form 8-K”) filed with the United States Securities and Exchange Commission on July 24, 2014, and assuming the issuance of additional Common Shares pursuant to that certain Common Stock Purchase Agreement, dated as of July 23, 2014, by and between the Company and certain investors (the “Purchase Agreement”), as more fully described in the July 24, 2014 Form 8-K, there were 22,169,095 Common Shares issued and outstanding as of July 23, 2014. Accordingly, for the purposes of Rule 13d-3 under the Act, the General Partner is deemed to beneficially own 11.9% of the issued and outstanding Common Shares of the Company as of August 1, 2014 (the “Filing Date”).

In addition to the Common Shares held by the Fund and deemed beneficially owned by the General Partner, Mr. Dur holds options to acquire Common Shares and, in addition, may hold Common Shares or other securities convertible into Common Shares. Mr. Dur separately files statements pursuant to Section 16 of the Act with respect to such options and securities. Pursuant to Rule 13d-4 under the Act, the General Partner disclaims the beneficial ownership of any of the Company’s securities held by Mr. Dur.

On July 23, 2014, the Fund entered into the Purchase Agreement with the Company, pursuant to which, among other things, the Fund purchased 120,482 Common Shares from the Company at a price of $4.15 per share. The aggregate consideration received by the Company from the sale of the Common Shares to the Fund was $500,000.30.

Nothing set forth herein shall be construed as an admission by the General Partner, or any other person or entity, that the General Partner, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

Other than as set forth above, there were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the General Partner or any other person or entity controlled by General Partner, or any person or entity for which the General Partner possesses voting or investment control, during the period commencing sixty (60) days prior to July 23, 2014, the date of the event which required the filing of this Schedule 13D Amendment No. 1, and ending on the Filing Date.

The description of the Purchase Agreement set forth above is qualified in its entirety by reference to the complete document which is incorporated by reference, as more fully set forth in Item 7 hereof.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the General Partner, or any other person or entity controlled by General Partner, or any person or entity for which the General Partner possesses voting or investment control, and any other person or entity.

Item 7.             Material to be Filed as Exhibits.

7.4 Common Stock Purchase Agreement, dated July 23, 2014 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report filed on Form 8-K and filed with the U.S. Securities and Exchange Commission on July 24, 2014.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2014

INVESTOR GROWTH CAPITAL, LLC

By:	/s/ Michael V. Oporto
Michael V. Oporto
Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).